UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2, 2026

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1Stock Exchange announcement dated 2 February 2026 entitled ‘Total Voting Rights and Issued Capital’.
99.2Stock Exchange announcement dated 3 February 2026 entitled ‘Rule 2.9 Announcement’.
99.3Stock Exchange announcement dated 10 February 2026 entitled ‘Form 604 – Notice of change of interests of substantial holder’.
99.4Stock Exchange announcement dated 12 February 2026 entitled ‘Appendix 2A – Application for quotation of securities’.
99.5Stock Exchange announcement dated 12 February 2026 entitled ‘Form 604 – Notice of change of interests of substantial holder’.
99.6Stock Exchange announcement dated 12 February 2026 entitled ‘Form 605 – Notice of ceasing to be a substantial holder’.
99.7Media Release dated 15 February 2026 entitled ‘Fatal incident at Simandou project’.
99.8Media Release dated 18 February 2026 entitled ‘Rio Tinto assumes majority interest and management responsibilities at Nemaska Lithium’.
99.9Stock Exchange announcement dated 19 February 2026 entitled ‘2026 Annual General Meeting dates’.
99.10Stock Exchange announcement dated 19 February 2026 entitled ‘Mineral Resources and Ore Reserves updates’.
99.11Stock Exchange announcement dated 19 February 2026 entitled ‘Mineral Resources and Ore Reserves updates: supporting information and Table 1 checklists’.
99.12Stock Exchange announcement dated 19 February 2026 entitled ‘Appendix 4G – Key to Disclosures – Corporate Governance Council Principles and Recommendations’.
99.13Stock Exchange announcement dated 19 February 2026 entitled ‘Appendix 3A.1 – Notification of dividend / distribution’.
99.14Stock Exchange announcement dated 24 February 2026 entitled ‘Appendix 3Y – Change of Director’s Interest Notice’.
99.15Stock Exchange announcement dated 24 February 2026 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.16Stock Exchange announcement dated 24 February 2026 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.17Stock Exchange announcement dated 26 February 2026 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	2 March 2026	Date	2 March 2026